April 15, 2015

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:  Ronald Alper

Re:	Natera, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted August 12, 2014
CIK No. 0001604821

Dear Mr. Alper:

On behalf of Natera, Inc. (the “Company”), we submit this letter in response to certain of the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 22, 2014 relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, submitted on August 12, 2014 (“Amendment No. 1”).

On behalf of the Company, we are also electronically transmitting for confidential submission an amended version of the Company’s Draft Registration Statement on Form S-1 (“Draft Registration Statement No. 5”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery four copies of this letter and marked copies of Draft Registration Statement No. 5 (against an amended version of the Company’s Draft Registration Statement on Form S-1 submitted on December 23, 2014).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except as otherwise specifically indicated, page references herein correspond to the pages of Draft Registration Statement No. 5, as applicable.

Securities and Exchange Commission

April 15, 2015

Components of the Results of Operations, page 63

Revenues, page 63

6.                                      We note your disclosures on page 63 and your response to prior comment 17.  Please disclose the percentage of revenues recognized on a cash basis for each period presented.  Please also further expand your disclosures here or in the results of operations discussion on pages 71 through 74 to better convey the proportion of tests accessioned for which you ultimately recognized revenue.  For example, please disclose the number of total tests and the number of Panorama tests accessioned in each period presented as compared to the number of each for which you recognized revenue in the same reporting period that the test was performed.  Please also disclose for each period presented the number of total tests and the number of Panorama tests for which revenue was recognized related to tests performed in earlier periods.

In response to the Staff’s comment, the Company has revised its disclosure on pages 63 and 71.

Business, page 82

Our development pipeline beyond prenatal testing, page 89

7.                                      Please expand the disclosure in this section to generally describe the status of the other products in your pipeline such as your CNV detection and whether significant expense would be required to bring these products to market.  See Item 101(c)(1)(ii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on pages 86 to 88 and 98 to 100 to describe the status of the products in the Company’s pipeline.  In addition, the Company has revised its disclosure on pages 9 and 55 to disclose that it expects to use a portion of its net proceeds from the offering for continued investments in research and development for its core technology and development of its product offerings.

We supplementally inform the Staff that the Company does not separate its planned expenditures or allocate budgets by product pipeline because its expenditures largely benefit the Company’s core technology and product offerings as a whole.  For instance, the Company does not allocate its research and development budget by product but rather allocates it to improvements in the Company’s core technology, namely the ability to detect and analyze genetic material in blood plasma, that benefit all the Company’s current and planned products.  Because the Company does not allocate budgets by product pipeline, the Company is not able to provide specific budgets for individual products in its pipeline.  In response to the Staff’s comment, however, the Company has revised its disclosure as noted above to reflect the portion of its net proceeds that it expects to use for continued investments in research and development for its core technology and development of its product offerings.

* * * * *

Securities and Exchange Commission

April 15, 2015

Please contact me or, in my absence, John F. Dietz, at (650) 321-2400, if you have any questions about this confidential submission.

Sincerely yours,

/s/ Richard C. Blake
Richard C. Blake
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

cc:                                Herm Rosenman

Daniel Rabinowitz, Esq.

Josh Leichter, Esq.

Natera, Inc.

Robert V. Gunderson, Jr., Esq.

John F. Dietz, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Alan F. Denenberg, Esq.

Davis Polk & Wardwell LLP

Joseph A. Muscat

Ernst & Young LLP